Via Facsimile and U.S. Mail
Mail Stop 6010

March 3, 2009

R. Michael Carruthers
Chief Financial Officer
Array BioPharma, Inc.
3200 Walnut Street
Boulder, CO 80301

Re: **Array BioPharma, Inc.**
    Form 10-K for the Fiscal Year Ended June 30, 2008
    Filed August 15, 2008
    File Number: 001-16633

Dear Mr. Carruthers:

    We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

Partnered Discovery and Development Programs, page 5

1.   Please revise your disclosure regarding your agreements with Eli Lilly, VentiRx, Genentech and Intermune to provide the material terms of each of these agreements, including, but not limited to all amounts paid to date and the aggregate potential milestone payments under each agreement, term and termination provisions and other material obligations/rights under the agreements.

Your discussion of the VentiRx agreement should quantify the value of the equity you received in VentiRx. In addition, please file copies of your agreements with Eli Lilly and VentiRx pursuant to Item 601(b)(10) of Regulation S-K or provide us with an analysis supporting your determination that you are not required to file them.

Intellectual Property, page 15

2.   You state that you currently hold 16 issued US patents. Please revise your discussion to disclose the importance, duration and effect of all material patents. Your discussion should also identify the product(s) to which each patent relates. Please see Item 101(c)(iv) of Regulation S-K.

Managements's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 36

Cost of Revenue and Research and Development for Proprietary Drug Discovery, page 38

3.   For your agreement with Celgene, please clarify whether you receive monthly fees based on the number of full time equivalent scientists performing research on the compounds. If you do not receive a fee, please explain to us why it is appropriate to report some of the expenses as costs of revenues. Please explain to us how you concluded that the allocation of the costs is appropriate since your partner only has the option and not an obligation to select the compounds. Include any reference to the specific authoritative literature that supports this treatment.

4.   We note that you have removed the disclosure that was included in your June 30, 2007 10-K related to the out-licensing and collaboration agreements for which you receive research funding. Your prior disclosure indicated that the Company does not bear any risk of failure for performing these activities and the payments are not contingent based on the success or failure of the research program. Please address the following for all of the collaboration agreements for which you receive fees on a monthly basis:

- Whether you can obtain the results of the research and development or whether the only benefit is the fee that you receive;
- Whether or not you are obligated to repay any of the funds provided by the other parties and if so, whether or not repayment depends solely on the results of the research and development having future economic benefit; and how you account for the repayment obligation; and

- Provide the disclosures required by paragraph 14 of SFAS 68 or tell us why these disclosures are not required.

Item 11. Executive Compensation

Compensation Discussion and Analysis, incorporated from page 25 of the proxy statement

Elements of Our Compensation Program, incorporated from page 27 of the proxy statement

5.   Please revise your discussion of your annual performance goals to disclose the specific minimum, target and stretch goal established for each of the four performance criteria you disclose. Additionally, you should describe the committee's analysis as to whether, and to what extent, each of these goals were achieved and how the achievement or failure of each of these goals influenced or determined the committee's decisions relating to the bonus granted to each named executive officer in 2008. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed analysis supporting your determination that the information is not material to investors and is likely to cause competitive harm if it is disclosed. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant